FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period from August 16, 2005 to September 13, 2005
Commission File Number 000-26854
Metallica Resources Inc.
(Translation of registrant’s name into English)
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 CANADA
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By:	/s/ Bradley J. Blacketor

Name:	Bradley J. Blacketor
Title:	Vice President, Chief Financial Officer and Secretary
Date: September 13, 2005
The following exhibits are filed under this Form 6-K:

EXHIBIT A:	Confirmation of Mailing of 2nd Quarter Report dated August 15, 2005

EXHIBIT B:	Press Release dated August 16, 2005

EXHIBIT C:	Press Release dated August 18, 2005

EXHIBIT D:	Press Release dated September 6, 2005

EXHIBIT E:	Material Change Report dated August 22, 2005

EXHIBIT F:	Material Change Report dated August 22, 2005

EXHIBIT G:	Material Change Report dated September 8, 2005

EXHIBIT H:	2nd Quarter 2005 Report to Shareholders

EXHIBIT I:	Management’s Discussion and Analysis — 2nd Quarter Ended June 30, 2005

EXHIBIT J:	Interim Financial Statements — 2nd Quarter Ended June 30, 2005

EXHIBIT K:	Form 52-109FT2 — Certification of Interim Filings — CEO, dated August 15, 2005

EXHIBIT L:	Form 52-109FT2 — Certification of Interim Filings — CFO, dated August 15, 2005